UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)
                                              --

                      CHAMPION INTERNATIONAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   15852 51 0
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
- --------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  April 5, 1995
- --------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement __.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
 CUSIP No. 15852 51 0
- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/   /
       N/A                                                      (b)/   /
- --------------------------------------------------------------------------------
3 SEC USE  ONLY

- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                              /___/
       N/A
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
- --------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       14,517,800
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY         43,453
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         14,517,800
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                     43,453
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,561,253
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       15.6%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        HC
- --------------------------------------------------------------------------------
                                     PAGE 2
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                                AMENDMENT NO. 13

                                      to

                                  SCHEDULE 13D

                                relating to the

                    Common Stock, $0.50 par value per share

                                      of

                       CHAMPION INTERNATIONAL CORPORATION

  This Amendment No. 13 to Schedule 13D filed by Loews Corporation, a Delaware Corporation, ("Loews"), relates to the Common Stock, $0.50 par value per share (the "Shares"), of Champion International Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  Item 5 is hereby supplemented as follows:

  "During the period October 13, 1994 through and including April 5, 1995, Loews sold an aggregate of 1,505,500 Shares, as set forth in the table below. All of the transactions described below were effected by Loews on the New York Stock Exchange.

                              Number of
     Date                    Shares Sold         Price Per Share
     ----                    -----------         ----------------

October 13, 1994               250,000               $39.625
October 13, 1994               323,000                39.875
October 13, 1994               297,500                39.875
April 5, 1995                  635,000                44.039

  "As of April 5, 1995 Loews owns directly 14,517,800 Shares representing approximately 15.5% of the total number of Shares outstanding. After giving effect to 43,453 Shares issuable upon conversion of the $1,510,000 principal amount of the Issuer's 6.5% Convertible Subordinated Debentures owned by a subsidiary, as previously reported, Loews may be deemed to beneficially own an aggregate of 14,561,253 Shares, representing approximately 15.6% of the total number of Shares outstanding, calculated in accordance with Regulation 13D-G."

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.



                                                      LOEWS CORPORATION




Dated:   April 6, 1995                          By:     Guy A. Kwan
                                                         Controller

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